Filer: The Stanley Works
                                                      Pursuant to Rule 425 under
                                                      the Securities Act of 1933
                                                    and deemed filed pursuant to
                            Rule 14a-12(b) under Securities Exchange Act of 1934
                                              Subject Company: The Stanley Works
                                                     Commission File No.: 1-5224
                                          Registration Statement No.:  333-82382



                      [The Stanley Works Letterhead]

To our shareowners:

Our Board of Directors voted unanimously to ask your approval to change our place of incorporation from Connecticut to Bermuda. As indicated in the press release of February 8, this change offers a wide range of benefits to our company. We are excited about the opportunities created by this move, and wanted to take this opportunity to convey some important facts.

Stanley competes in a global marketplace and over the last five years has become more global. Here are some interesting facts:

         *  28% of our sales are outside the U.S.
         *  30% of our assets are outside the U.S.
         *  40% of our plants are outside the U.S.
         *  48% of our people are outside the U.S.

Today, our company pays more tax than many of our non-U.S. competitors. Our Taiwanese and Chinese competitors, for example, pay income taxes at an average statutory rate of about 20%. The statutory Federal tax rate here in the U.S. is 35%.

The key to maintaining an organization that thrives in a global market is to be as effective and efficient as possible in every facet of its operation. In light of the business environment we face, the need to be as efficient as possible and to grow our business is clear. In fact, as competition has intensified, the prices of our products have been reduced by $60 to $80 million annually over the last three years.

By reincorporating, our goal is to reduce our global tax rate from approximately 32 percent to a range of 23 to 25 percent. This reduction translates into additional cash flow of about $30 million per year. We can use this increased cash flow to compete more effectively, as well as grow our industrial businesses both organically and through acquisitions.

Rest assured, however, that we will continue to do what makes sense from a global and business perspective. There will be no change in our day-to-day operations as a result of the transaction. Reincorporating in Bermuda is a strategic action to level the playing field. After the reincorporation we estimate that over 75% of our tax expense (more than $60 million) will still go to the U.S., much more than our population representation.

While there is no tax imposed on holdings in pension funds, including the Stanley Employee Stock Ownership/401K plan, this transaction will accelerate capital gain recognition for those whose shares are not held in tax-deferred pension plans. With effective reinvestment of incremental cash flows, our company should grow faster. If successful, the long-term benefits in share price appreciation should more than offset this current tax burden.

This transaction requires the approval of two-thirds of our outstanding shares at our next annual meeting this spring. We hope you find that the benefits are compelling and support the proposal which will be put before you.

This letter accompanies payment of your first quarter 2002 cash dividend of $.24 per share. The dividend is especially important in these somber economic times.

As always, please contact us with any questions or concerns.

Yours truly,

John M. Trani, Chairman and CEO
March, 2002


The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 has been filed with the Securities and Exchange Commission ("SEC") containing a form of proxy statement / prospectus with respect to the reincorporation, providing details of the transaction. This registration statement will be available at the SEC's web site, http://www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, http://www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the re-incorporation. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned form S-4.